UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 000-06910
CUSIP NUMBER 872382106

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2016
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: [Not Applicable]

PART I — REGISTRANT INFORMATION

TEL Offshore Trust
Full Name of Registrant

N/A
Former Name if Applicable

The Bank of New York Mellon Trust Company, N.A., Trustee, 919 Congress Avenue, Suite 500
Address of Principal Executive Office (Street and Number)

Austin, Texas 78701
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Chevron USA, Inc. (“Chevron”), the Managing General Partner of the TEL Offshore Trust Partnership, has recently informed The Bank of New York Mellon Trust Company, N.A., the corporate trustee (the “Trustee”) for the TEL Offshore Trust (the “Trust”) that Chevron has discovered that the most recent reserve report covering the oil and gas properties burdened by the royalty interest indirectly held by the Trust incorrectly reflected the working interest ownership percentage in certain oil and gas properties burdened by the Trust’s royalty. This may have affected the calculation of the reserves  and related disclosure for prior periods.  As a result, Chevron and the Trustee are reviewing  this matter in order to determine the size and scope of the potential impact on the prior reserve reports as well as the disclosure contained in the prior reports filed by the Trust. The results of this review will likely affect the disclosure in the Trust’s Form 10-Q for the quarter ended March 31, 2016 (the “Form 10-Q”).  Because this issue was discovered very recently, Chevron and the Trustee could not complete their review without unreasonable effort or expense prior to the prescribed due date for the Trust’s Form 10-Q.  The Trustee, on behalf of the Trust, will file the Form 10-Q as soon as reasonably practicable after completion of the review by Chevron and the Trustee.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Michael J. Ulrich	512	236-6599
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TEL Offshore Trust

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 16, 2016	TEL Offshore Trust

		By:	THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A., Corporate Trustee

/s/ MICHAEL J. ULRICH
Name: Michael J. Ulrich
Title: Vice President and Trust Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).